Mailstop 3561

May 24, 2006

<u>Via U.S. Mail</u>

Mr. Matthew J. Zola
MS Structured Asset Corp.
1585 Broadway
New York, NY 10036

Re: MS Structured Asset Corp.
Post-Effective Amendment no. 6 to Registration Statement on Form S-3
Filed May 16, 2006
File No. 333-101155

Dear Mr. Zola,

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments. Our page references are to the marked copies that you provided.

Registration Statement on Form S-3
<u>General</u>

1. While we note your response to prior comment 2 of our letter dated May 10, 2006, we reissue in part. Your response suggests that you have filed an unqualified opinion with this registration statement, however, please note that unqualified tax opinions must be filed at the time of each takedown. Please confirm that you will file an unqualified tax opinion at the time of each takedown. Please also confirm that you will file an unqualified legal opinion at the time of each takedown and not as soon as practicable after closing. Refer to footnote 133 of the Regulation AB adopting release.

Base Prospectus
Retained Interest, page 17

2. We note your response to prior comments 15 and 16. We note that the disclosure on page 17 of the base prospectus continues to indicate that "[p]ayments in respect of a retained interest will be deducted from any payments received on the trust property and, in general, will not become part of the related Trust." If these interests will be limited to the right to receive amounts accrued on the underlying securities for the period prior to closing, clarify as much in your disclosure. If these interests will not be limited to rights in the assets prior to closing, explain how such an interest in the payments on the underlying securities after closing is consistent with the requirement that the asset pool is made up of a "discrete pool" of assets. Also, to the extent that the right to the entire payment on the underlying assets may be divided into the "retained interest" and the right to the remaining payment prior to deposit of those assets into the pool, discuss how resale of securities backed by these newly created rights to partial payments on the assets is consistent with Rule 190.

Description of Trust Property, page 30
Underlying securities, page 31

3. We note your response to our prior comment 18. Please add to your disclosure what you have told us on a supplemental basis. Namely, that if MS & Co. or any of its affiliates acted as an underwriter or an affiliate of an underwriter in a registered offering of the underlying securities, the underlying securities will have been purchased at arm's length in the secondary market at least three months after the last sale of any unsold allotment or subscription by the affiliated underwriter that participated in the registered offering of the underlying securities.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      If you have any questions regarding these comments, you may contact Rolaine S. Bancroft at (202) 551-3313. If you need further assistance, you may contact me at (202) 551-3210.

Sincerely,

Susan Block
Attorney-Advisor

cc: Via Facsimile: (202) 974-1999
       Michael A. Mazzuchi, Esq.
       Cleary Gottlieb Steen & Hamilton LLP